PUBLIC POWER CORPORATION S.A.
30, Chalk[redacted]
10432 AT[redacted]
Greece

BY COURIER

No/Date : f|Δ1:163|3-4-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of PPC at its meeting held on April 3, 2008 approved the Memorandum of Understanding between PPC and « Halyvourgiki S.A. ». The Memorandum of Understanding refers to the investigation of possible cooperation between the firms in the following areas:

1. Construction and exploitation of two combined cycle gas fired plants with a total capacity of 880MW to be built within the premises of Halyvourgiki. The Plants shall be built using the best available and environmentally friendly technology.
2. Conversion to natural gas firing and exploitation of two existing units located on the premises of Halyvourgiki S.A. having a total capacity of 100MVA, to meet increased summer peak demand requirements.

The MoU envisages, the creation of a separate legal entity in the form of a societe anonyme, which will manage the project. Halyvourgiki will own 51% of the new entity and PPC 49%.

Athens, April 3, 2008

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1:159/2-4-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

"Public Power Corporation S.A." announces the resignation of the General Manager of Human Resources & Organisation Mr Grigoris Antonopoulos who has been appointed as Manager of PPC´s Office in Brussels.

His replacement will take place in accordance with the provisions of the company's articles of incorporation.

Athens 2-4-2008

END